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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CIT Capital Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 West 42nd Street
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Lefkowitz (973) 422-6662
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

1212 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH, D.C.
194

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/16
KW

OATH OR AFFIRMATION

I, Alan Lefkowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIT Capital Securities LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CATHERINE A. JULIANO
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires April 13, 2016

CIT Capital Securities LLC

(A wholly-owned subsidiary of CIT Capital USA Inc., whose ultimate parent is CIT Group Inc.)

Financial Statements and Supplemental Information Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2014

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Index
December 31, 2014

Page(s)

COHN REZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
CIT Capital Securities LLC

We have audited the accompanying financial statements of CIT Capital Securities LLC which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. CIT Capital Securities LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of CIT Capital Securities LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of CIT Capital Securities LLC's financial statements. The supplemental information is the responsibility of CIT Capital Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

Eatontown, New Jersey
February 27, 2015

Statement of Financial Condition	
Assets	
Cash & cash equivalents	$3,133,517
Due from affiliates (Note 4)	919,230
Prepaid expenses	24,321
Deferred Taxes (Note 5)	2,730,033
Total assets	$6,807,101
Liabilities and Member's Equity	
Accrued liabilities	$ 32,192
Due to affiliates (Note 4)	597,226
Taxes Payable	88,001
Total liabilities	717,419
Member's equity	6,089,682
Total liabilities and member's equity	$6,807,101

The accompanying notes are an integral part of these financial statements.

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Statement of Income
Year Ended December 31, 2014

Revenues	
Arrangement and advisory fees (Note 4)	$ 2,339,366
Interest income	5,620
	2,344,986
Expenses	
Operating and administrative expenses (Note 4)	655,560
Regulatory expenses	50,968
	706,528
Net income before income taxes	1,638,458
Income tax expense (Notes 4 and 5)	(279,398)
Net income	$ 1,359,060

The accompanying notes are an integral part of these financial statements.

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Statement of Changes in Member's Equity
Year Ended December 31, 2014

Balance, January 1, 2014	$ 12,230,622
Net income	1,359,060
Distribution of Accumulated Earnings	(7,500,000)
Balance, December 31, 2014	$ 6,089,682

The accompanying notes are an integral part of these financial statements.

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities	
Net income	$ 1,359,060
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	300
Decrease in Deferred Taxes	246,629
Changes in Operating Assets and Liabilities:	
Decrease in Due from Affiliates	1,614,676
Decrease in Prepaid Expenses	816
Decrease in Accounts Payable and Accrued Expenses	(61,517)
Increase in Due to Affiliates	597,226
Increase in Taxes Payable	88,001
Cash flows provided by operating activities	3,845,191
Cash flows from financing activities	
Distribution of accumulated earnings	(7,500,000)
Decrease in cash and cash equivalents for the year	(3,654,809)
Cash and cash equivalents at	
Beginning of year	6,788,326
End of Year	$ 3,133,517

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

CIT Capital Securities LLC (the "Company") is a wholly-owned subsidiary of CIT Capital USA Inc. ("Parent"), whose ultimate parent is CIT Group Inc. ("CIT"), collectively, with other subsidiaries of CIT, ("Affiliates").

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). On behalf of its Affiliates, the Company arranges and syndicates senior secured loans for the benefit of third party issuers. The Company is also engaged in M&A advisory services.

2. Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Cash and cash equivalents
The Company maintains its cash in one bank account. The total cash balance is insured by the FDIC up to $250,000. The Company's cash balance as of December 31, 2014 exceeds the balance insured by the FDIC in the amount of $2,883,517. The cash account earns interest via an overnight investment in commercial paper. The Company does not believe it is subject to any significant credit risk with respect to its cash. Cash equivalents, such as commercial paper, are call deposits with maturities of three months or less from the acquisition date and have insignificant risk of changes in fair value.

Arrangement Fees and Advisory Fees
Fees are recognized when arrangement and advisory services are completed. (See Note 4)

Interest Income
Interest income includes interest earned on cash in bank.

Income Taxes

The Company is a single member limited liability company and as such is treated as a disregarded entity for tax purposes.

However, the company's income and expense items are included in the consolidated or combined Federal and state income tax returns filed by CIT. As prescribed by an intercompany tax sharing agreement and consistent with ASC 740, "Accounting for Income Taxes", income taxes are calculated as if the Company files on a separate return basis and the amount of current tax liability

or benefit calculated is either remitted to or received from CIT. The amount of current and deferred taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax assets and liabilities are recognized for the expected future taxation of events that have been reflected in the Financial Statements. A valuation allowance may be provided to offset any net deferred tax assets if, based upon the relevant facts and circumstances, it is more likely than not that some or all of the deferred tax assets will not be realized. An evaluation is performed to determine if a valuation allowance is necessary. Based upon the relevant facts and circumstances, it has been determined that an allowance is not necessary as of December 31, 2014.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits within its income tax expense. There were no such amounts recorded in 2014.

Subsequent Events

There were no noteworthy events that would have a material impact on these financial statements occurring after December 31, 2014 and before the end of the review period, February 27, 2015 which is the date the financial statements were available to be issued.

3. Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. As of December 31, 2014, the Company had net capital of $2,416,098 which was $2,368,270 in excess of its required capital of $47,828. The Company's ratio of aggregate indebtedness to net capital at December 31, 2014 was 0.3 to 1.

4. Related Party Transactions

Under the cost sharing agreement with CIT, the Company is obligated to pay periodic fees to CIT and Affiliates representing the expenses incurred for the provision of facilities, goods and services to the Company. This fee is determined by CIT management and allocated based on estimates of the value of the services provided. During the year ended December 31, 2014, the Company incurred $596,789 in expenses related to this agreement as well as $32,769 in accrued federal AMT taxes, in accordance with the company's tax sharing agreement. These expenses are included as part of operating and administrative expenses as well as income tax expense.

At December 31, 2014, the amount due from affiliates was $919,230.

At December 31, 2014, the amount due to affiliates was $597,226. This entire balance was subsequently paid in January, 2015.

During the year ended December 31, 2014, the Company received $2,339,366 in M&A advisory fees as well as fees earned in conjunction with the arrangement and syndication of senior secured loans on behalf of its Affiliates' relationships with third party issuers.

The financial position of the Company and its results of operations could have differed had the Company been a stand-alone entity.

5. Income Taxes

At December 31, 2014, the Company had a net Federal operating loss carryforward of $302,354 and net state operating loss carryforward of $20,119,581 that expire between 2029 and 2030. The net loss carryforwards provide for Federal and state deferred tax assets, net of Federal effect, of $105,824 and $2,417,785 respectively, which will be available for offset against future profits when they arise. The Company also recorded a deferred tax asset of $206,424 related to Federal AMT tax credit carryforward. The evaluation of the recoverability of the deferred tax asset and the need for a valuation allowance requires management to weigh all positive and negative evidence to reach a conclusion that it is more likely than not that all or some portion of the deferred tax asset will not be realized. Management is expecting the Company to be profitable in the foreseeable years and, at the end of 2014, believes that it is more likely than not that the deferred tax asset on net operating loss carryover will be realized. Accordingly, the Company has determined that no valuation allowance against the deferred tax asset is necessary.

The Company has no unrecognized tax liabilities and consequently has not accrued interest and penalties related to such liabilities. The Company does not expect its unrecognized tax benefit balance to change significantly in the next 12 months.

A reconciliation of the difference between the expected income tax expense computed at the U.S. statutory income tax rate and the company's income tax benefit is shown in the following table:

	Pre-Tax	Tax	ETR
Pre-tax book income	1,638,458		
Federal income tax rate		573,460	35.00%
State taxes, net of federal benefit		196,895	12.02%
True-up of state tax rate		(490,957)	(29.96%)
		279,398	17.05%

6. Fair Value of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification Topic 820, "Fair Value Measurements and Disclosures" (FASB ASC 820), requires disclosure of fair value information about financial instruments, for which it is practical to estimate that value. Management believes that the carrying amounts reported on the Statement of Financial Condition for amounts due to and due from affiliates approximate their fair value, given the short-term nature of these instruments.

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

Net Capital	
Total member's equity	$ 6,089,682
Deductions and/or charges	
Non-allowable assets	3,673,584
Net capital	$ 2,416,098
Aggregate Indebtedness	
Total liabilities	$ 717,419
Computation of Basic Net Capital Requirement	
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 47,828
Net capital in excess of requirement	$ 2,368,270
Ratio of aggregate indebtedness to net capital	0.30

There are no material differences between this computation of net capital and the corresponding computation included in the Company's original unaudited FOCUS Report, Form X-17A-5 Part IIA

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under The Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

COHN REZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Independent Accountant's Agreed-Upon Procedures Report
on Schedule of Assessment and Payments (Form SIPC-7)

Board of Directors
CIT Capital Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by CIT Capital Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CIT Capital Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CIT Capital Securities LLC's management is responsible for CIT Capital Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries per the check register provided by the Company noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Read item 2b (Additions) and item 2c (Deductions) on page 2 of Form SIPC-7 and observed there were no adjustments;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules noting no adjustments; and

5. Compared the amount shown on line 2C ("less prior overpayment applied") on page 1 of Form SIPC-7 with the prior year Form SIPC-7 and observed there were no overpayments.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

Eatontown, New Jersey
February 27, 2015

CIT Capital Securities LLC
11 West 42nd Street
New York 10036

February 5, 2015

CIT Capital Securities LLC's Exemption Report

CIT Capital Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

CIT Capital Securities LLC

I, Alan Lefkowitz, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Alan Lefkowitz

Title: Chief Financial Officer

Date: 2/5/15

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
CIT Capital Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CIT Capital Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which CIT Capital Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) CIT Capital Securities LLC stated that CIT Capital Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CIT Capital Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CIT Capital Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

Eatontown, New Jersey
February 27, 2015